UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CareCentric, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

828654301
(CUSIP Number)

Bruce D. Wanamaker, Esq., Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828654301	Page 2 of 10

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): John E. Reed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,685,384(1)
	8.	Shared Voting Power 1,050,873(2)
	9.	Sole Dispositive Power 5,685,384(1)
	10.	Shared Dispositive Power 1,050,873(2)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,616,257(4)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 62.9%(3)
14.	Type of Reporting Person (See Instructions) IN
(1)

Includes: (a) 8,163 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock’); (b) 1,000,000 shares of Common Stock issuable upon conversion of the Issuer’s Series D Preferred Stock; (c) 3,555,555 shares of Common Stock issuable upon conversion of outstanding indebtedness under that certain Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 among the Issuer, SC Holding, Inc., Carecentric National, LLC, and John E. Reed, (d) the right to vote, pursuant to an agreement dated March 29, 2002 between John E. Reed and Mestek, Inc (“Mestek), 5,600,000 shares of Series B Preferred Stock issued to Mestek, each of which entitles the holder to 1/5th of a vote in all matters voted upon by Issuer’s stockholders, or an aggregate of 1,120,000 votes (the right to vote shares of Common Stock received upon conversion Series B Preferred Stock revert to Mestek under the voting agreement); and (e) options held by John E. Reed to purchase 1,666 shares of Common Stock.

(2)

Includes: (a) 490,533 shares of Common Stock which are held by John E. Reed as trustee for various family trusts, but for which he is not the beneficiary; (b) 89,458 shares of Common Stock owned by Sterling Realty Trust, a Massachusetts business trust of which John E. Reed is the trustee and of which he and a family trust are the beneficiaries; (c) 470,882 shares of Common Stock held by trusts for the benefit of John E. Reed. Excludes: (a) 2,267 shares of Common Stock which are held by John E. Reed’s wife, (b) 3,267 shares of Common Stock which are held by a family trust for which he is not trustee, to which he disclaims ownership; (c) 400,000 shares of Common Stock issuable upon exercise of a Warrant issued to Mestek  in  exchange  for  a  prior  Warrant on  July 1, 2002, (d) 490,396 shares of Common Stock issuable upon

CUSIP No. 828654301	Page 3 of 10

exercise of a Warrant issued to Mestek in exchange for a Warrant on July 1, 2002, and (e) 4,000,000 shares of Common Stock issuable upon conversion of outstanding indebtedness under that certain Secured Convertible Credit Facility and Security Agreement dated July 1, 2002 between the Issuer and Mestek. John E. Reed expressly disclaims beneficial ownership of all shares of common stock underlying the Mestek Warrants and the Mestek convertible indebtedness. Certain options held by Mestek referred to in this footnote in previously filed amendments to the Schedule 13D statement of beneficial ownership originally filed by John E. Reed on March 17, 2000, have been cancelled.

(3)

Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, exclusive of the voting power of the Series B Preferred Stock, bears to the 4,371,350 shares of Common Stock outstanding at March 10, 2003 (as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002) plus (a) 1,000,000 shares of Common Stock issuable to the Reporting Person upon conversion of the Issuer’s Series D Preferred Stock; (b) 3,555,555 shares of Common Stock issuable to the Reporting Person upon conversion of outstanding indebtedness under that certain Amended and Restated Secured Convertible Credit Facility and Security Agreement, dated as of July 1, 2002 among the Issuer, SC Holding, Inc., Carecentric National, LLC, and the Reporting Person, and (c) 1,666 shares of Common Stock issuable to the Reporting Person upon exercise of options.

(4)	Excludes voting rights of Series B Preferred Stock transferred by Mestek to John E. Reed.

CUSIP No. 828654301	Page 4 of 10

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Stewart B. Reed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 619,593
	8.	Shared Voting Power 225,921(1)
	9.	Sole Dispositive Power 619,593
	10.	Shared Dispositive Power 225,921(1)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 845,514(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.3%(3)
14.	Type of Reporting Person (See Instructions) IN
(1)	Consists of shares owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary, and John E. Reed is the trustee.
(2)	Includes shares owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary, and John E. Reed is the trustee.
(3)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, bears to the 4,371,350 shares of Common Stock outstanding at March 10, 2003 (as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002).

CUSIP No. 828654301	Page 5 of 10

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): James A. Burk
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,700
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,700
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)
14.	Type of Reporting Person (See Instructions) IN
(1)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, bears to the 4,371,350 shares of Common Stock outstanding at March 10, 2003 (as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002).

CUSIP No. 828654301	Page 6 of 10

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Borden Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%(
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 828654301	Page 7 of 10

Amendment No. 3 to Schedule 13D

Reference is made to the statement of beneficial ownership on Schedule 13D filed on February 3, 2003 Amendment No. 1 thereto filed May 1, 2003, and Amendment No. 2 thereto filed May 22, 2003 (as so amended this “Statement”) on behalf of John E. Reed, Stewart B. Reed, and James A. Burk.  Capitalized terms used without definition herein have the meanings ascribed thereto in the Statement.  This Amendment No. 3 to the Statement (the “Amendment”) amends the Statement as follows.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of CareCentric, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2625 Cumberland Parkway, Suite 310, Atlanta, GA 30339.

Item 2. Identity and Background

(a) - (c) This Statement is being jointly filed by each of John E. Reed (“John Reed”), Stewart B. Reed (“Stewart Reed”), James A. Burk (“James Burk”), and Borden Associates, Inc., a Delaware corporation ("Borden"). Collectively the foregoing persons are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of acting in concert in pursuit of the Merger (as defined in Item 3 below); accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act (the “Exchange Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals and entities may become Reporting Persons.

John Reed’s business address is 260 North Elm Street, Westfield, Massachusetts 01085. John Reed is presently employed as the Chairman and Chief Executive Officer of Mestek, Inc. (“Mestek”). Mestek’s principal business is the manufacture of heating, ventilating and air conditioning products, and metal-forming machinery and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts, 01085. John Reed is president, and a director and stockholder of Borden, which has with no operating history and was formed by the Reporting Persons for the purpose of effecting the Merger.

The current executive officers of Borden are John Reed as President and Treasurer.  John Reed, Stewart Reed, and James Burk are the directors of Borden.  All of the issued and outstanding capital stock of Borden is owned by John Reed, Stewart Reed, and James Burk.   Borden's business address is 260 North Elm Street, Westfield, Massachusetts  01085.

John Reed originally filed a Schedule 13D statement of beneficial ownership with respect to the Common Stock on March 17, 2000, which statement was amended by Amendment No. 1 filed on April 18, 2000, Amendment No. 2 filed on June 26, 2000, Amendment No. 3 filed on December 31, 2001, Amendment No. 4 filed on July 2, 2002, and by this Statement. This Amendment serves as the 8th amendment to John E. Reed’s previous statement on Schedule 13D, whereby (1) the cover page thereof is amended and restated in its entirety by substitution of John Reed’s portion of the cover page of this Statement, and (2) Item 4 thereof is amended by the incorporation therein of the disclosure set forth in Item 4 of this Statement.

CUSIP No. 828654301	Page 7 of 10

Stewart Reed’s business address is 260 North Elm Street, Westfield, Massachusetts 01085. Stewart Reed is presently a director of Mestek, and a director and stockholder of Borden. Stewart Reed originally filed a Schedule 13D statement of beneficial ownership with respect to the Common Stock on March 17, 2000, which was amended by this Statement. This Amendment serves as the 4th amendment to Stewart Reed’s previous statement on Schedule 13D, whereby (1) the cover page thereof is amended and restated in its entirety by substitution of Stewart Reed’s portion of the cover page of this Statement, and (2) Item 4 thereof is amended by the incorporation therein of the disclosure set forth in Item 4 of this Statement.

James Burk’s business address is 260 North Elm Street, Westfield, Massachusetts 01085. James Burk is presently employed as a vice president of Mestek. Mestek’s principal business is the manufacture of heating, ventilating and air conditioning products, and metal-forming machinery, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. James Burk is a director and stockholder of Borden.

(d) - (e) None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body or competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On June 4, 2003, each of the Reporting Persons entered into an Agreement and Plan of Merger attached as Exhibit 99.1 and incorporated by reference (the "Merger Agreement") with the Issuer, pursuant to which Borden will merge with and into CareCentric, with CareCentric being the surviving corporation (the "Merger").  The consideration for the proposed Merger will be contributed by each of John Reed, Stewart Reed, and James Burk to Borden prior to the Merger from personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. The maximum amount of the consideration for the proposed Merger is $600,000.  No Reporting Person currently has any definitive arrangements in place with respect to borrowed funds to finance future purchases of Common Stock.

Item 4. Purpose of Transaction

If the Merger is consummated, among other things, each issued and outstanding share of Common Stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, held by stockholders owning fewer than 4,000 shares of Common Stock will, at the effective time of the merger, be converted into the right to receive $0.75 in cash, without interest.  In addition, each issued and outstanding share of Borden's common stock will, at the effective time of the merger, be converted into a number of shares of Common Stock equal to the quotient of (1) the aggregate cash merger consideration, divided by $0.75 per share, divided by (2) the total number of issued and outstanding shares of Borden common stock.  The merger is subject to approval by the stockholders of the Issuer and other conditions set forth in the Merger Agreement.  The Merger Agreement is included as Exhibit 99.1 to this Statement and is incorporated herein by reference.  This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement.

CUSIP No. 828654301	Page 8 of 10

If the Merger is consummated, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act. Except as stated in response to Item 4 of this Statement, none of the Reporting Persons has a present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to: propose or participate in future transactions that may result in one or more of such actions, purchase additional securities of the Issuer, dispose of all or a portion of his holdings of securities of the Issuer, and change his intentions with respect to any of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (b) See items 7 through 11 on the cover page of this Statement for each of the Reporting Persons. Together, the Reporting Persons may be deemed to beneficially own 6,467,471 shares of Common Stock which, reflected in terms of a percentage of the 4,371,350 shares of Common Stock outstanding at March 10, 2003 (as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2002), plus an aggregate of 4,557,221 shares Common Stock that may be acquired by the Reporting Persons pursuant to the exercise of options and warrants and upon conversion of other outstanding securities of the Issuer, is 72.43%.

(c) No transactions in shares of Common Stock were effected by any of the Reporting Persons in the past 60 days.

(d) Except as noted on the cover page of this Statement for each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

CUSIP No. 828654301	Page 9 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

EXHIBIT A	Joint Filing Agreement among the Reporting Persons.
EXHIBIT 99.1

Agreement and Plan of Merger, dated as of June 4, 2003, among CareCentric, Inc., Borden Associates, Inc., John E. Reed, Stewart B. Reed, and James A. Burk (incorporated herein by reference to Exhibit 2.1 of CareCentric, Inc.'s Current Report on Form 8-K, as filed on June 5, 2003).

CUSIP No. 828654301	Page 10 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John E. Reed John E. Reed /s/ Stewart B. Reed Stewart B. Reed /s/ James A. Burk James A. Burk Borden Associates, Inc.< By: /s/ John E. Reed John E. Reed, President

EXHIBIT A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “Agreement”), dated as of June 9, 2003, by and among John E. Reed, Stewart B. Reed, and James A. Burk (collectively, the “Joint Filers”).

W I T N E S S E T H

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D; and

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.     The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2.     Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.     Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.

/s/ John E. Reed John E. Reed /s/ Stewart B. Reed Stewart B. Reed /s/ James A. Burk James A. Burk Borden Associates, Inc. By: /s/ John E. Reed John E. Reed, President